UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-33107

CANADIAN SOLAR INC.

No. 199 Lushan Road

Suzhou New District

Suzhou, Jiangsu 215129

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The document attached as exhibit 1.1 to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed on July 11, 2013 and as amended on August 5, 2013 and August 12, 2013 (No. 333- 189895).

The Registrant is filing a material document not previously filed.

CANADIAN SOLAR INC.

Form 6-K

Signature

Exhibit Index

Exhibit 1.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.

		By:	/s/ Shawn (Xiaohua) Qu
		Name:	Shawn (Xiaohua) Qu
		Title:	Chairman, President and Chief Executive Officer

Date:	February 13, 2014

EXHIBIT INDEX

Exhibit 1.1 — Underwriting Agreement dated February 11, 2014 between the Registrant and the underwriters party thereto